FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

To

Brazilian Securities Commission - “CVM”

Corporate Relations Superintendence – “SEP”

Companies Monitoring Department 2 (Gerência de Acompanhamento de Empresas 2)

Att.:       Hon. Mr. Guilherme Rocha Lopes

Ref.: Official Letter No. 30/2021/CVM/SEP/GEA-2 (“Official Letter”)

Dear Sirs,

We make reference to the terms of the Official Letter referenced above, regarding the news published in the newspaper “Valor Econômico” on the worldwide web on 3/22/2021, which content, as requested in the Official Letter, is reproduced below:

Official Letter No. 30/2021/CVM/SEP/GEA-2

Rio de Janeiro, March 22, 2021.

To Mr.

Christophe José Hidalgo

Investor Relations Officer of

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Telephone: +55 (11) 3886-0533

E-mail: gpa.ri@gpabr.com

C/C: emissores@b3.com.br; ana.pereira@b3.com.br; carolina.almeida@b3.com.br

Subject: Request for clarification on news published in the media

Dear Officer,

1. We make reference to the news published in the newspaper Valor Economico on the worldwide computer network on 3/22/2021, entitled “GPA accumulates an 18% increase in 2 trading sessions and market speculates on Company’s future moves”, with the following content:

GPA accumulates an 18% increase in 2 trading sessions and market speculates on Company’s future moves

Grupo Pão de Acucar’s securities rise amid rumors about a corporate restructuring or sale of assets

By Ana Paula Ragazzi and Adriana Mattos, Valor — Sao Paulo

3/22/2021 13h01

Since the opening price of the first trading session after the spin-off of Assaí, at the beginning of the month, the rise in GPA’s ON share is 65%, and considering the closing of the first trading session after the split, on March 1st, the rise reaches 27%.

Based on news aired by foreign media, and not confirmed by the companies, investors have discussed the possibility of the GPA’s controller, the French group Casino, advance in a process to sell assets in the country and in France or of new corporate restructuring measures of the group’s business. The fact that the action is cheap, in the managers’ point of view, has also led the market to discuss the possibility of eventual buyers being interested in the company.

IPO and sale

Last week, the agency “Bloomberg” reported that Casino would be analyzing the sale of its stake in Cnova, Casino’s e-commerce arm. It also mentioned another issue that was being discussed internally, the possibility of going public on Casino’s energy arm, greenyellow - which, according to sources, is worth 3 billion euros.

GPA has also had a position in Cnova for years, of about 34%, which at the beginning of the month was worth about R$ 5.4 billion.

GPA has been informing for months that it is considering divesting certain businesses in South America countries to focus on key areas of the business. Last year, it already sold 39 properties sold for R$ 1.18 billion in a four-month period and began to lease properties.

As Valor reported, the company advanced in 2020 in discussions to sell Grupo Exito operations (controlled by GPA) in Uruguay and Argentina, but due to the worsening of the pandemic, these transactions ended up being postponed, says a source, but could be resumed in 2021.

In practice, such investors’ expectations regarding new steps involving GPA assets gained strength after Assaí’s spin-off, concluded earlier this month, as the split would have made GPA’s stock to become undervalued from the start - although this price no longer reflects Assaí’s assets.

The initial calculation of the prices of Assaí and GPA shares in the first trading session after the split took into account the weight of each company in GPA’s total share capital, that is, its book value, which has been adjusting to the market value assessed by investors for the company since then.

The spin-off was deemed to be a successful transaction by the market and this could be an incentive for further reorganizations in the Casino’s assets portfolio, says a consulted manager.

Rumors in the market

There is an understanding in the market that GPA’s shares have a high potential for appreciation after the spin-off of Assaí, with the paper currently being worth around R$ 29 and a market value of R$ 8 billion. To give an idea, Pão de Açúcar brand is worth at least R$ 3.1 billion, according to calculations of XP analysts presented in a recent report, or about 40% of GPA’s current market value.

Since the 17th, information has been circulating on social media regarding the high volumes of purchase and sale of the supermarket chain’s shares. Filipe Villegas, equity strategist at Genial Investimentos, mentioned on

Twitter on Wednesday a block trade order of 700 thousand GPA ON shares at R$ 24.83.

On Friday, comments from investors on social media emerged about this strong rise in GPA ON shares, with mentions on the possibility of an offer by the company. Pedro Cerize, investment manager and partner at Skopos Investimentos, with GPA ON shares in his portfolio, went to discuss the matter on Twitter today. Cerize posted on social media comparisons of the market value of GPA and Magazine Luiza. “Magazine Luiza could become the biggest retailer by far in Brazil, with a very small dilution”, he wrote, when asking about possibilities that explain the advance in the share price. Soon after he mentioned information in the press that Casino is considering leaving Cnova.

2. In this regard, it is being required your pronouncement about the veracity of the information published in the news, especially the highlighted excerpts, and, if so, we request additional clarifications on the matter, as well as to inform the reasons why you considered it not to be the subject of a Material Fact, pursuant to the terms of CVM Instruction 358/02.

3. Pursuant to the sole paragraph of Article 6 of CVM Instruction 358/02, it is the duty of the controlling shareholders or directors of a publicly-held company, either directly or through the Investor Relations Officer, to immediately disclose the material act or fact pending disclosure, in the event that the information is out of control or if there is atypical fluctuation in the quote, price or traded volumes of the securities issued by or referred to by the publicly traded company. Therefore, if there is a leakage of relevant information (its disclosure by means of a press vehicle, for example), the Material Fact shall be disclosed, regardless of whether the information originates from statements made by representatives of the Company.

4. Such statement must include a copy of this Official Letter and be forwarded to the IPE System, category “Notice to the Market”, type “Clarifications on Inquiries from CVM/B3”. Compliance with this request for a statement by means of a Notice to the Market does not exempt the eventual determination of a liability for the timely non-disclosure of a Material Fact, pursuant to CVM Instruction 358/02.

5. We emphasize that, pursuant to article 3 of CVM Instruction 358/02, the Investor Relations Officer is responsible for disclosing and communicating to CVM and, if applicable, to the stock exchange and organized over-the-counter market entity in which the securities issued by the company are admitted for trading, any material act or fact that occurred or that is related to its business, as well as ensuring its wide and immediate dissemination, simultaneously in all markets where such securities are admitted for trading.

6. We also recall the obligation set forth in the sole paragraph of article 4 of CVM Instruction 358/02, to inquire the Company’s management and controlling shareholders, as well as all other persons with access to material acts or facts, in order to ascertain whether such persons are aware of information that should be disclosed to the market in order to determine whether they would be aware of information that should be disclosed to the market.

7. Under the order of the Corporate Relations Superintendence, we warn that it will be up to this administrative authority, in the use of its legal attributions and, based on subparagraph II, of art. 9, of Law 6,385/76, and in art. 7, combined with art. 8, of CVM Instruction No. 608/19, determine the application of a punitive fine, without prejudice to other administrative sanctions, in the amount of one thousand reais (R$ 1,000.00), for the non-compliance with the inquires formulated herein, up to 9 am on March 23rd, 2021.

Sincerely yours,

Document electronically signed by Guilherme Rocha Lopes, Manager, on 3/22/2021, at 7:14p.m., pursuant to Article 6 of Decree No 8,539 of 8 October 2015.

First, the Company clarifies that it has no knowledge of any information regarding Casino’s decision about corporate restructurings and sale of assets, or of the possibility of an offer from a third party to buy the Company and such information is merely market speculation.

In relation to the possible sale of assets, including the interest it holds in Cnova, the Company, as per market knowledge, is always looking at opportunities for asset monetization, such as the aforementioned sale of real estate, but it points out that currently there is no decision or ongoing process that constitutes a material fact. If this happens, the Company will promptly inform the market through the disclosure of a material fact, pursuant to the terms required by the regulation.

Corroborating the above, the Company, pursuant to a notice to the market released yesterday in response to a letter from B3 regarding fluctuations registered with the shares issued by it, after inquiring its managers and controlling shareholder, informed that it is not aware of any material fact or act that justifies the latest fluctuations recorded with the shares issued by the Company, trade volumes and quantity, as well as any fact that has not been properly disclosed to the market or is not public knowledge that may have justified the movements of said shares in the trading sessions questioned by B3, having stressed that the shares issued by the Company have suffered volatility, due to market adjustments in Company shares’ quotes, since Assai’s spin-off, whose shares started to be traded separately from the Company in March 1st, 2021.

In view of the above, believing to have clarified the questions presented in the Official Letter, the Company reiterates its commitment to the adequate disclosure of information to the market and makes itself available to this authority to provide any additional clarifications that may be necessary.

São Paulo, March 23rd, 2021

Isabela Cadenassi

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 23, 2021	By: /s/ Christophe José Hidalgo
	Name:	Christophe José Hidalgo
	Title:	Interim Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.